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MindWalk Holdings Corp. (NASDAQ: HYFT) Added to the Russell 3000E Index, Expanding Institutional Investment Opportunity

Inclusion in FTSE Russell's June 2026 semi-annual reconstitution expands visibility among institutional investors and broadens eligibility for index-tracking funds managing more than $12 trillion in benchmarked assets

AUSTIN, Texas--(BUSINESS WIRE)--MindWalk Holdings Corp. (“MindWalk”) (NASDAQ: HYFT), a Bio-Native AI company, today announced that it has been added to the Russell 3000E Index, effective after the U.S. market close on June 26, 2026, as part of the FTSE Russell June 2026 semi-annual Russell US Indexes Reconstitution. Membership was reconfirmed in index data published June 29, 2026.

The Russell 3000E Index is FTSE Russell's broadest measure of the U.S. equity market, covering up to the 4,000 of the largest U.S.-domiciled public companies by market capitalization. Inclusion is determined, and since 2026 reconfirmed on a semi-annual basis in June and December, using market capitalization as of the rank date, with no application or fee required.

“Being added to the Russell 3000E Index is a meaningful visibility milestone in MindWalk’s evolution as a public company. It places us in front of a broader set of institutional investors and index-tracking funds that had no mechanism to consider MindWalk before. We see this as one more signal that the market is starting to price the infrastructure layer beneath biological AI, not just the AI models running on top of it. ”

— Jennifer Bath, Ph.D., Chief Executive Officer and President, MindWalk Holdings Corp.

Russell indexes are widely used as the basis for index funds and exchange-traded products. According to FTSE Russell, approximately USD 12.2 trillion in investor assets are benchmarked to, or invested in products based on, the Russell US Indexes.¹ Membership in the Russell 3000E Index means passive funds and other vehicles that track the index, or broader benchmarks built from it, are eligible to hold MindWalk shares as part of their standard rebalancing, without any action required by the Company.

Russell index membership and associated indexes are calculated by FTSE Russell. For more information on the Russell indexes, methodology, and the full 2026 reconstitution results, visit ftserussell.com.

About MindWalk Holdings Corp.

MindWalk Holdings Corp. (NASDAQ: HYFT) is a Bio-Native AI company building the BioIntelligence infrastructure that life sciences AI and agentic AI require, integrating AI, data, and advanced wet lab capabilities into one connected discovery ecosystem. At its core is HYFT® Technology, a proprietary, function-aware representation of biology. Its HYFT fingerprints span sequence and structural biology and, refined over 20 years of curation, form a continuously evolving biological representation of 660 million patterns and 25 billion relationships. This enriched biological representation is the architecture behind ReefIQ™, the biological data substrate that provides context for life sciences, enriching data at ingestion and growing more valuable with each program run on it, and LensAI™, the reasoning and application layer for target discovery, candidate diligence, portfolio decision support, and the agentic AI workflows pharma is racing to deploy. By design, value compounds in this HYFT representation layer, not in any individual AI model that runs on top of it.

Investor Contact
Louie Toma, CPA, CFA
Managing Director, CoreIR
investors@mindwalkAI.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are based on management's current expectations and assumptions and are subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially, including: risks that MindWalk's inclusion in the Russell 3000E Index does not guarantee, and should not be interpreted as an assurance of, any level of trading volume, liquidity, share price performance, or investment return; the possibility that FTSE Russell may remove MindWalk from the Russell 3000E Index or any related index at a future reconstitution based on market capitalization or other index-eligibility criteria outside the Company's control; the fact that index inclusion does not constitute an endorsement of MindWalk by FTSE Russell or any index-tracking fund; general risks related to capital markets conditions, share price volatility, and investor sentiment; and the other risks and uncertainties affecting MindWalk's business, including those related to the commercial adoption of its HYFT® Technology, ReefIQ™, and LensAI™ infrastructure. Additional information is available in MindWalk's Annual Report on Form 20-F and other filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov/edgar). Except as required by law, MindWalk undertakes no obligation to update any forward-looking statement. Nothing in this press release constitutes investment advice. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Trademarks

HYFT® is a registered trademark of MindWalk Holdings Corp. LensAI™, ReefIQ™, HYFT Base™, HYFT Matrix™, HYFT Prime™, and B cell Llama™ are trademarks of MindWalk Holdings Corp. or its subsidiaries; ReefIQ™ registration is pending. All other trademarks are the property of their respective owners.

References

[1] FTSE Russell / LSEG, Russell Reconstitution investor materials, 2026 (approximately USD 12.2 trillion in investor assets benchmarked to or invested in products based on the Russell US Indexes, as of June 30, 2025). Figure is a third-party estimate presented for context only.

Source: MindWalk Holdings Corp.